SECURITY AND CONTROL AGREEMENT

This Security and Control Agreement (this "***Security Agreement***") is entered into as of May 9, 2025, by and among Citibank, N.A., as secured party ("***Secured Party***"), ECG II SPE, LLC, an Arizona limited liability company, as pledgor ("***Pledgor***"), and Citigroup Global Markets Inc., as custodian ("***Custodian***").

Reference is made herein to the Master Terms and Conditions for Call Option Transactions, including the ISDA Master Agreement (the "***ISDA Master Agreement***") and each Supplemental Confirmation that supplements, forms part of, and is subject thereto, dated the date hereof, between Pledgor, and Citibank, N.A. (as such may be amended, modified, supplemented or restated from time to time, the "***Call Option MCA***"). Capitalized terms used but not defined herein shall have the meanings given such terms in the Call Option MCA.

WHEREAS, Secured Party has required, as a condition to entering into the Call Option MCA and Transactions thereunder, that Pledgor execute and deliver this Security Agreement;

WHEREAS, Pledgor agrees to grant a security interest in, and pledge and assign as applicable, the Collateral (as defined below) to Secured Party, as herein provided; and

WHEREAS, Pledgor, Secured Party and Custodian desire to provide for the control of the Collateral Account (as defined below) and the Collateral held therein by Secured Party and to perfect the security interest of Secured Party therein.

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which are hereby acknowledged and agreed, the parties hereto agree as follows:

1.   **Security Interest**. Pledgor hereby pledges, collaterally assigns and grants to Secured Party a continuing first priority security interest in and lien on, and a right of set-off against, the Collateral to secure the payment and the performance when and as such amounts shall become due and payable, whether on the due date therefor, upon stated maturity, by acceleration, on demand or otherwise, of all of Counterparty's payment and performance obligations, under or in respect of the ISDA Master Agreement, the Call Option MCA and any Transaction governed by the Call Option MCA, in accordance with the terms of the ISDA Master Agreement, the Call Option MCA and each Transaction (all of the foregoing being "***Secured Obligations***").

2.   **Collateral**. The security interest granted hereunder to Secured Party is in all of Pledgor's right, title and interest in and to, or otherwise with respect to, the following property and assets, whether now owned or existing or hereafter acquired or arising and regardless of where located (collectively, the "***Collateral***"):

        (a)   (i) 4,000,000 Class B Shares and 5,000,000 Class A Common Units (or, in each case, security entitlements in respect thereof) credited to the Collateral Account (together, the "***Collateral Securities***"); (ii) all dividends, shares, units, securities, cash, instruments, moneys or property (a) representing a dividend, distribution or return of capital in respect of either component of the Collateral Securities (including, without limitation, any Extraordinary Dividend distributed thereon) or other property described in this definition, (b) resulting from a split-up (including, without limitation, a Split-off), revision, reclassification, recapitalization or other similar change with respect to either component of the Collateral Securities or other property described in this definition, (c) otherwise received in exchange for or converted from either or both components of the Collateral Securities (including any Class A Shares issued in respect of any Unit Exchange of Class B Shares and Class A Common Units (such Class A Shares, "*Exchanged Collateral Shares*") that constitute Collateral Securities) or other property described in this definition and any subscription warrants, rights or options issued to the holders of, or otherwise in respect of, either component of the Collateral Securities or other property described in this definition or (d) in connection with a Spin-off; (iii) in the event of any Change of Control of Carvana Co., a Delaware corporation ("*Company*") or Carvana Group in which Company or Carvana Group, as the case may be, is not the surviving entity, all units or shares of each class of the ownership interest or capital stock (as applicable) in or of the successor entity formed by or resulting from such Change of Control and any other consideration that is exchanged for the Collateral Securities or either component thereof or into which the Collateral Securities or either component thereof are converted; and (iv) all general intangibles, rights and privileges related or appurtenant to either component of the Collateral Securities, including any exchange or conversion rights, and any substitutions for any of the foregoing, in each case whether now existing or hereafter arising;

(b)   the Collateral Account (as defined below) and any Cash, Cash Equivalents, securities (including the Collateral Securities), general intangibles, investment property, financial assets, and other property that may from time to time be deposited, credited, held or carried in the Collateral Account or that is delivered to or in possession or control of Secured Party or any of Secured Party's agents pursuant to this Security Agreement or the Call Option MCA; all security entitlements as defined in §8-102(a)(17) of the UCC with respect to any of the foregoing and all income and profits on any of the foregoing, all dividends, interest and other payments and distributions with respect to any of the foregoing, all other rights and privileges appurtenant to any of the foregoing, including any redemption rights, and any substitutions for any of the foregoing, and any proceeds of any of the foregoing, in each case whether now existing or hereafter arising; and

(c)   all Proceeds (as defined below) of the Collateral described in the foregoing clauses (a) and (b).

The security interest granted hereunder is granted as security only and shall not subject Secured Party to, or transfer or in any way affect or modify, any obligation or liability of Pledgor with respect to any of the Collateral or any transaction in connection therewith.

As used in this Security Agreement:

"*Carvana Group*" means Carvana Group, LLC, a Delaware limited liability company.

"*Carvana Sub*" means Carvana Co. Sub LLC, a Delaware limited liability company.

"*Cash*" means all cash in United States Dollars.

"*Cash Equivalents*" means any readily marketable direct obligations of the government of the United States or any agency or instrumentality thereof or obligations unconditionally guaranteed by the full faith and credit of the government of the United States having a maturity of not greater than 12 months from the date of issuance thereof.

"*Change of Control*" means, with respect to the Company, Carvana Group or Carvana Sub, any event or transaction, or series of related events or transactions, the result of which is that the Garcia Parties cease to be the "beneficial owners" of voting equity representing more than 50% of the voting power of the Company's, Carvana Group's or Carvana Sub's, as applicable, voting equity (all within the meaning of Section 13(d) of the Exchange Act and the rules promulgated thereunder) or (iii) in the case of Carvana Group, a sale, lease, or transfer, in one or a series of related transactions, of all or substantially all of Carvana Group's consolidated assets to another Person that is not a directly or indirectly wholly owned subsidiary of Carvana Sub.

"*Class A Shares*" means shares of the Class A common stock, par value $0.001 per share, of the Company.

"*Class A Common Units*" has the meaning set forth in the LLC Agreement.

"*Class B Shares*" means shares of the Class B common stock, par value $0.001 per share, of the Company.

"*Collateral Account*" means that certain securities account No. [_____] of Pledgor established and maintained by Custodian, including any subaccount, substitute, successor or replacement securities or deposit account, or any custodial or other such account in or to which any Collateral is now or hereafter held or credited. Any renumbering of the Collateral Account by Custodian shall not limit the rights of Secured Party hereunder, and, to the extent necessary, such renumbering shall be automatically incorporated into the definition of Collateral Account.

"*Collateral Event of Default*" means, at any time on or after the first day of the Hedge Period, the occurrence of either of the following: (A) failure of the Collateral to include, as Collateral, (x) (i) a number of Class B Shares plus (ii) a number of Class A Units exchangeable pursuant to the terms of the Exchange Agreement into a number of Class A Shares, (y) Class A Shares exchanged for any Collateral Securities ("*Exchanged Shares*") and/or (z) Class A Shares, such that the sum of (x) the number of such Class A Shares into which such Collateral Securities are exchangeable, (y) the number of Exchanged Shares and (z) the number of Class A Shares is at least equal to the Maximum Number of Shares for all outstanding Transactions, or (B) failure at any time of the Security Interests to constitute valid and perfected security interests in all of the Collateral, subject to no prior or equal Lien other than in respect of the Security Interests under this Security Agreement and Liens routinely imposed on all securities by the relevant clearance system, and, with respect to any Collateral consisting of securities or security entitlements, as to which the Custodian has, on behalf of Secured Party, control, or, in each case, assertion of such by Pledgor in writing. Any Collateral Event of Default shall be an Event of Default under the ISDA Master Agreement with respect to which Pledgor shall be the Defaulting Party.

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

"*Exchange Agreement*" means that certain Exchange Agreement, dated as of April 27, 2017, by and among the Company, Carvana Group, Carvana Sub and the holders from time to time of Common Units, as the same may be amended, supplemented or modified from time to time in accordance with the terms thereof.

"*Garcia Parties*" means each of Ernest C. Garcia, II, Elizabeth Joanne Garcia and each of the entities controlled by one or both of them, including trusts over which one or both of them exercise investment control.

"*Governmental Authority*" means the government of the United States of America or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

"*Issuer Acknowledgement*" means the Issuer Acknowledgment, dated as of the date hereof, executed by the Company, Carvana Group, Carvana Sub, Pledgor and Secured Party.

"*Law*" means, with respect to any Person, collectively, all international, foreign, U.S. Federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case that is applicable to such Person or such Person's business or operation and whether or not having the force of law.

"*Lien*" means any mortgage, pledge, hypothecation, collateral assignment, encumbrance, lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement in the nature of a security interest of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any instrument or arrangement having substantially the same economic effect as any of the foregoing).

"*LLC Agreement*" means the Fifth Amended and Restated Limited Liability Company Agreement of Carvana Group, dated as of October 2, 2020, as amended from time to time.

"*Organization Documents*" means, (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); (b) with respect to any limited liability company, the

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certificate or articles of formation or organization, and the limited liability company agreement or operating agreement; and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

"***Permitted Liens***" means (a) Liens imposed by Law for taxes that are not yet due, *provided* that, to the extent any such Lien covers any Collateral, any such Lien referred to in this clause (a) is junior to the Liens granted pursuant to this Security Agreement, (b) Liens granted to Secured Party pursuant to this Security Agreement, (c) Liens routinely imposed on all securities by or in favor of Custodian, to the extent imposed by Law or permitted under this Security Agreement, and (d) liens routinely imposed on all securities by the relevant clearance system.

"***Person***" means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

"***Proceeds***" means all proceeds of, and all other profits, products, rents or receipts, in whatever form, arising from the collection, sale, lease, exchange, assignment, or other disposition of, or other realization upon, any Collateral.

"***Securities Act***" means the U.S. Securities Act of 1933, as amended.

"***Security Interests***" means the security interests in the Collateral created hereby.

"***Spin-off***" means any distribution, issuance or dividend to holders of the Class A Shares of any capital stock or other securities of another issuer owned (directly or indirectly) by the Company or any subsidiary thereof.

"***Split-off***" means any exchange offer by the Company or any subsidiary thereof for Class A Shares in which the consideration to be delivered to exchanging holders of Class A Shares is capital stock or other securities of another issuer owned (directly or indirectly) by the Company.

"***UCC***" means the Uniform Commercial Code as in effect from time to time in the State of New York or any other state the laws of which are required to be applied in connection with the issue of perfection of security interests.

"***Unit Exchange***" means an "Exchange," as defined in the Exchange Agreement.

3. **Collateral Maintenance and Administration**.

(a) Promptly upon written demand of Secured Party, Pledgor shall pay to Secured Party the amount of any Taxes that Secured Party may be required to pay with respect to the Collateral by reason of the security interest granted herein (including but not limited to any Taxes with respect to (x) income earned with respect to the Collateral or (y) any proceeds or income from the sale, loan or other transfer of any Collateral) or to

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free any Collateral from any Lien thereon (other than Permitted Liens, unless the Collateral is being freed from a Permitted Lien in connection with foreclosure on the Collateral). For the avoidance of doubt, this provision does not apply to Taxes imposed on Secured Party in its capacity as beneficial owner of any assets formerly held as Collateral should Secured Party acquire such assets from Pledgor.

(b)   Unless an Event of Default with respect to Pledgor has occurred and is continuing, or an Early Termination Date as a result of an Event of Default in which Pledgor is the Defaulting Party has or a Termination Event in which Pledgor is the sole Affected Party has been designated, Secured Party shall not have the right to rehypothecate, use, borrow, lend, pledge or sell the Collateral Securities, except with Pledgor's consent.

(c)   At all times prior to the exercise of remedies hereunder, Pledgor shall be entitled to exercise all voting rights with respect to the Collateral Securities; *provided* that, Pledgor shall not exercise and shall refrain from exercising any such right if, in the judgment of Secured Party, such action would have a material adverse effect on the value of the Collateral or Secured Party's interest therein.

(d)   The parties hereto agree that at all times prior to the sale of any Collateral pursuant to an exercise of remedies hereunder, Pledgor shall be treated as the owner of such Collateral for U.S. federal, state and local tax purposes.

4.   **Secured Obligations**. All Secured Obligations are secured by this Security Agreement.

5.   **Pledgor's Representations and Warranties**. Pledgor hereby represents and warrants to Secured Party, as of the date hereof and any subsequent date on which Collateral is deposited into or credited to the Collateral Account or delivered to Custodian, that:

(a)   The security interest in the Collateral granted to Secured Party pursuant to this Security Agreement is a valid and binding security interest in the Collateral (subject to no other Liens, other than Permitted Liens).

(b)   Subject to the execution of this Security Agreement, the security interest created in favor of Secured Party in the Collateral Account and the security entitlements in respect of the Collateral Securities and other financial assets credited thereto constitute a perfected first priority security interest securing the Secured Obligations, Secured Party has control (within the meaning of Sections 8-106 and 9-106 of the UCC) thereof and no action based on an adverse claim to such security entitlement or such financial asset, whether framed in conversion, replevin, constructive trust, equitable lien or other theory, may be asserted against Secured Party.

(c)   With respect to all Collateral a security interest in which may be perfected by filing a financing statement pursuant to the UCC, when a UCC financing statement in the form of Exhibit A hereto is filed in the appropriate office against Pledgor in the location listed on Schedule 1 (naming Pledgor as the debtor and Secured Party as the secured party), Secured Party will have a valid and perfected first priority security interest in such Collateral as security for the payment and performance of the Secured Obligations.

(d)   (i) Pledgor has no expectation or intention that an Event of Default with respect to Pledgor will occur under the Call Option MCA, (ii) Pledgor intends and expects to repay in full the Secured Obligations in a manner that will not result in an exercise of remedies by Secured Party with respect to any Collateral, (iii) the pledge of the Collateral Securities hereunder constitutes a bona fide pledge and (iv) Secured Party has full recourse to Pledgor with respect to the Secured Obligations. The representation and warranty set forth in this clause (d) shall be deemed repeated as of any date on which Collateral is released under this Security Agreement.

(e)   Pledgor has the power and authority and has obtained all of the necessary consents and approvals to grant a first priority security interest to Secured Party in the Collateral.

(f)   Any of the Class A Shares issued upon any Unit Exchange will not have been registered under the Securities Act or any applicable state securities laws and will be "restricted securities" within the meaning of Rule 144 that were sold pursuant to Rule 144 and the Interpretive Letters pursuant to the Call Option MCA (as defined in Section 5(b) of the Call Option MCA).

6.   **Pledgor's Covenants**. During the term of this Security Agreement:

(a)   Pledgor shall defend the Collateral against all claims and demands of all persons at any time claiming any interest therein adverse to Secured Party. Pledgor shall not, at any time, file or suffer to be on file, or authorize to be filed or to be on file, in any jurisdiction, any financing statement or like instrument with respect to the Collateral in which Secured Party is not named as the sole secured party.

(b)   Whether the Collateral is or is not in Secured Party's possession, and without any obligation to do so and without waiving Pledgor's default for failure to make any such payment, Secured Party at its option may, following notice to Pledgor when it may reasonably do so without prejudice, pay any such costs and expenses and discharge encumbrances on the Collateral, and any payments of such costs and expenses and any payments to discharge such encumbrances shall be a part of the Secured Obligations. Pledgor agrees to reimburse Secured Party on demand for any payments of such costs and expenses and any payments to discharge such encumbrances.

(c)   Pledgor shall take such other actions as Secured Party shall reasonably determine is necessary or appropriate to perfect and duly record the Lien created under this Security Agreement in the Collateral, including executing, delivering, filing and/or recording, in such locations and jurisdictions as Secured Party shall specify, any financing statement, register of mortgages and charges, notice, instrument, document, agreement or other papers that may be necessary or desirable (in the reasonable judgment of Secured Party) to create, preserve or perfect the security interest granted pursuant hereto and the priority thereof or to enable Secured Party to exercise and enforce its rights under this Security Agreement with respect to such security interest, including, without limitation, if the Collateral Account is not maintained with Custodian pursuant hereto, executing and delivering or causing the execution and delivery of a control agreement with respect to the Collateral Account in form and substance reasonably satisfactory to Secured Party and/or, to the extent that any Collateral (other than Cash or Cash Equivalents) is not held through DTC or another clearing corporation (as defined in the UCC), causing any or all of the Collateral to be transferred of record into the name of Custodian or its nominee.

(d)   Pledgor shall (i) promptly furnish Secured Party any information with respect to the Collateral reasonably requested by Secured Party and (ii) allow Secured Party or its representatives to inspect and copy, or furnish Secured Party or its representatives with copies of, all records relating to the Collateral (other than, in each case, information or records Pledgor is prohibited from disclosing due to applicable Law, and Tax returns of Pledgor or its Affiliates other than receipts or other evidence showing the payment of Taxes with respect to the Collateral). Notwithstanding the foregoing, to the extent any information requested by Secured Party is not then available, Pledgor will furnish to Secured Party or cause to be furnished to Secured Party such information as soon as reasonably practicable after such request.

(e)   Without at least ten (10) days' prior written notice to Secured Party, Pledgor shall not (i) maintain any of Pledgor's books and records with respect to the Collateral at any office, or maintain Pledgor's place of business (or, if Pledgor has more than one place of business, Pledgor's chief executive office) at any place other than at the address indicated in Section 12(e) of this Security Agreement or (ii) make or permit any change to Pledgor's name, or the name under which Pledgor does business, or the form or jurisdiction of Pledgor's organization from the name, form and jurisdiction set forth on the first page of this Security Agreement.

(f)   Pledgor shall not close the Collateral Account or transfer any Collateral held therein or credited thereto (it being understood that Pledgor may require Secured Party to direct Custodian to release Collateral if the Release Conditions (as defined in Section 11(d)(ii)) have been satisfied) without (i) obtaining the prior written consent of Secured Party and (ii) entering into such agreements as Secured Party may in its sole discretion require to ensure the continued priority and perfection of its lien on such Collateral.

(g)   Pledgor shall instruct Company and Carvana Group and their transfer agents to make all payments and distributions in respect of the Collateral that is not held through DTC, including, without limitation, dividend payments and any Exchanged Collateral Shares, directly to the Collateral Account and, with respect to any Exchanged Collateral Shares that are not held through DTC, to register such Exchanged Collateral Shares in the name of Custodian, and Pledgor shall maintain such instruction continuously in effect until this Security Agreement is terminated.

7.   **Limit on Beneficial Ownership**. For the avoidance of doubt, Secured Party shall not be entitled to exercise any rights or remedies of a secured party with respect to the Collateral to the extent doing so would breach the provisions of Section 8(f) of the Call Option MCA.

8.   **Power of Attorney**. Subject to Section 7 of this Security Agreement, Pledgor, in such capacity, hereby irrevocably constitutes and appoints Secured Party and any officer or agent thereof, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority, in the name of Pledgor or in its own name, to take upon the occurrence and during the continuance of an Event of Default with respect to Pledgor that has not been waived or cured, or following the designation of an Early Termination Date as a result of an Event of Default in which Pledgor is the Defaulting Party or a Termination Event in which Pledgor is the sole Affected Party, any and all action and to execute any and all documents and instruments that Secured Party at any time and from time to time deems necessary or desirable to accomplish the purposes of this Security Agreement, including, without limitation, taking any action contemplated by the Issuer Acknowledgment or under the Exchange Agreement, selling any of the Collateral on behalf of Pledgor as agent or attorney in fact for Pledgor, in the name of Pledgor and applying the proceeds received therefrom; *provided* that nothing in this Section 8 shall be construed to obligate Secured Party to take any action hereunder nor shall Secured Party be liable to Pledgor for failure to take any action hereunder. This appointment shall be deemed a power coupled with an interest, is irrevocable, and shall continue until the Secured Obligations have been paid and performed in full. Without limiting the generality of the foregoing, so long as Secured Party shall be entitled under Section 9 to make collections in respect of the Collateral, Secured Party shall have the right and power to receive, endorse and collect all checks made payable to the order of Pledgor representing any dividend, payment or other distribution in respect of the Collateral or any part thereof and to give full discharge for the same.

9.   **Remedies**.

(a)   Upon the occurrence and during the continuance of an Event of Default with respect to Pledgor, or following the designation of an Early Termination Date as a result of an Event of Default in which Pledgor is the Defaulting Party or a Termination Event in which Pledgor is the sole Affected Party, subject to Section 7, Secured Party may: take control of proceeds, including stock received as dividends or by reason of stock splits; release the Collateral in its possession to Pledgor, temporarily or otherwise; take control of funds generated by the Collateral, such as cash dividends, interest and proceeds, and use the same to reduce any part of the Secured Obligations and exercise all other rights that an owner of such Collateral may exercise; and at any time transfer any of the Collateral or evidence thereof into its own name or that of its nominee. Secured Party shall not be liable for failure to collect any account or instruments, or for any act or omission on the part of Secured Party, its officers, agents or employees, except for any act or omission arising out of their own willful misconduct, gross negligence, bad faith or fraud. The foregoing rights and powers of Secured Party will be in addition to, and not a limitation upon, any rights and powers of Secured Party given by law, elsewhere in this Security Agreement, the Call Option MCA or otherwise.

(b)   Subject to Section 7, in addition to and not in lieu of the rights set forth in Section 9(a), upon the occurrence and during the continuance of an Event of Default with respect to Pledgor, or following the designation of an Early Termination Date as a result of an Event of Default in which Pledgor is the Defaulting Party or a Termination Event in which Pledgor is the sole Affected Party, Secured Party may, without notice of any kind, which Pledgor hereby expressly waives (except for any notice required under this Security Agreement or the Call Option MCA that may not be waived under applicable Law), at any time thereafter exercise and/or enforce any of the following rights and remedies, at Secured Party's option:

(i)   Deliver or cause to be delivered from the Collateral Account to itself or to an Affiliate, Collateral Securities (or security entitlements in respect thereof) and any other Collateral;

(ii)   Exercise the Unit Exchange right in accordance with the Exchange Agreement with respect to the Class B Shares and Class A Common Units constituting Collateral and cause the related Exchanged Collateral Shares to be delivered, to Secured Party or its Affiliate or as otherwise directed by Secured Party;

(iii)   Demand, sue for, collect or receive any money or property at any time payable or receivable on account of or in exchange for any of the Collateral, and otherwise exercise all of Pledgor's rights with respect to any and all of the Collateral, in its own name, in the name of Pledgor or otherwise; *provided* that Secured Party shall have no obligation to take any of the foregoing actions; and

(iv)   Sell, lease, assign or otherwise dispose of all or any part of the Collateral, at such place or places and at such time or times as Secured Party deems best, and for cash or for credit or for future delivery (without thereby assuming any credit risk), at public or private sale, upon such terms and conditions as it deems advisable, without demand of performance or notice of intention to effect any such disposition or of the time or place thereof (except such notice as is required by applicable Law and cannot be waived), and Secured Party may be the purchaser, lessee, assignee or recipient of any or all of the Collateral so disposed of at any public sale or at one or more private sales and thereafter hold the same absolutely, free from any claim or right of whatsoever kind, including any right or equity of redemption (statutory or otherwise), of Pledgor. Secured Party may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for the sale, and such sale may be made at any time or place to which the sale may be so adjourned.

(c)

(i)   Pledgor specifically understands and agrees that any sale by Secured Party of all or part of the Collateral pursuant to the terms of this Security

Agreement may be effected by Secured Party at times and in manners that could result in the proceeds of such sale being significantly and materially less than might have been received if such sale had occurred at different times or in different manners (including, without limitation, as a result of the provisions of Section 7 hereof, the Organization Documents of Company or Carvana Group and the Issuer Acknowledgment), and Pledgor hereby releases Secured Party and its officers and representatives from and against any and all obligations and liabilities arising out of or related to the timing or manner of any such sale, to the extent permitted under applicable Law. Without limiting the generality of the foregoing, if, in the reasonable opinion of Secured Party, there is any question that a public sale or distribution of any Collateral will violate any state or federal securities law, including without limitation, the Securities Act, Secured Party may offer and sell such Collateral in a transaction exempt from registration under the Securities Act, and/or limit purchasers to Qualified Institutional Buyers (as defined in Rule 144A under the Securities Act) and/or who will agree, among other things, to acquire the Collateral for their own account, for investment and not with a view to the distribution or resale thereof and/or who will agree to comply with restrictions on transfer as set forth in the Issuer Acknowledgment, and any such sale made in good faith by Secured Party shall be deemed "commercially reasonable". Furthermore, Pledgor acknowledges that any such restricted or private sales may be at prices and on terms less favorable to Pledgor than those obtainable through a public sale without such restrictions, and agrees that such sales shall not be considered to be not commercially reasonable solely because they are so conducted on a restricted or private basis. Pledgor further acknowledges that any specific disclaimer of any warranty of title or the like by Secured Party will not be considered to adversely affect the commercial reasonableness of any sale of Collateral.

(ii) Pledgor agrees and acknowledges that the Class A Shares are customarily sold on a recognized market within the meaning of Section 9-610 of the UCC. In the event that an Event of Default with respect to Pledgor shall have occurred and be continuing, or following the designation of an Early Termination Date as a result of an Event of Default in which Pledgor is the Defaulting Party or a Termination Event in which Pledgor is the sole Affected Party, and Secured Party shall desire to exercise any of its rights and remedies with respect to the Collateral, as provided above or otherwise available to it under the UCC, at law or in equity, as contemplated by Section 9-603 of the UCC, the parties hereto agree to the standards herein for measuring the fulfillment of the obligations of Secured Party and the rights of Pledgor under the UCC. In the event that notification of disposition of the Collateral is required by applicable law (it being acknowledged and agreed that no such notice shall be required if any Collateral threatens to decline speedily in value or is of a type customarily sold on a recognized market), the parties hereto agree that notice sent to each of the persons specified in Section 9-611(c) of the UCC prior to (x) the date of any proposed public sale of the Collateral (or on such date but prior to any such sale) or (y) the date on or after which Secured Party intends to conduct a private sale of Collateral (or on such date but prior to any such sale), shall constitute a reasonable time for such notice. Notwithstanding any notification that Secured Party may provide or be required by applicable Law to provide with respect to a disposition of Collateral, the parties hereto agree that it shall be deemed commercially reasonable for Secured Party to cause any or all Collateral Securities that are Class B Shares or Class A Common Units to be exchanged into Exchanged Collateral Shares without any prior notice to Pledgor.

(iii)   In the event that Secured Party determines to sell Collateral in a sale that is a public sale for purposes of the UCC, the parties hereto agree that posting of notice of such sale, such notice to describe the Collateral being sold and the time and place of the sale as described below, through the Bloomberg Professional service or any other comparable on-line service widely used by sophisticated equity traders and/or investors after the close of trading on the Exchange on the day of, but prior to, such sale shall constitute sufficient public notice of any such sale and that no notice thereof in any newspaper or other written publication shall be required. The parties hereto agree that notification of the time and method of a sale of the Collateral conducted in such a manner shall constitute sufficient notice of the time and place of the public sale for purposes of the UCC. Any disposition pursuant to the foregoing procedures shall be deemed to be a public disposition for purposes of the UCC even if Secured Party is the only person who submits a bid for the Collateral. Each of the parties hereto has been advised by legal counsel and believes that the foregoing procedures and agreements for any disposition of the Collateral are in their mutual interest.

(iv)   Pledgor hereby (A) acknowledges that, with respect to Exchanged Collateral Shares, selling or otherwise disposing of such Exchanged Collateral Shares in accordance with the restrictions and other provisions set forth in this Section 9(c) may result in prices and terms less favorable to Pledgor and Secured Party than those that could be obtained by selling or otherwise disposing of such Exchanged Collateral Shares in a single transaction to a single purchaser and (B) agrees and acknowledges that no method of sale or other disposition of Exchanged Collateral Shares shall be deemed commercially unreasonable because of any action taken or not taken by Secured Party to comply with such restrictions or otherwise comply with such provisions. Secured Party may purchase the Exchanged Collateral Shares for its own account at any public disposition within the meaning of the UCC. Secured Party shall give Pledgor such notice of any public or private sale as may be required by the UCC; *provided* that, if Secured Party fails to comply with this sentence in any respect, its liability for such failure shall be limited to the liability (if any) imposed on it as a matter of law under the UCC. Pledgor further acknowledges that to the extent Secured Party exercises any of its rights or remedies through any bulk sale or private sale, (x) such bulk sale or private sale may result in a lower sale price than would be obtainable through a public sale and (y) such bulk sale or private sale shall not be considered to be commercially unreasonable solely because it is conducted as a bulk or private sale or results in a lower sale price than would be obtainable through a public sale. Pledgor further agrees that any exercise of the Unit Exchange right with respect to any number of Collateral Securities that are Class B Shares and Class A Common Units in accordance with the Exchange Agreement shall be deemed a "commercially reasonable" exercise of remedies hereunder, regardless of whether Secured Party subsequently disposes of the Exchanged Collateral Shares issued in such Exchange promptly thereafter or at all.

(d)   If the proceeds of sale, collection or other realization of or upon the Collateral pursuant to this Section 9 are insufficient to cover the costs and expenses of such sale, collection or realization and the payment in full of the Secured Obligations, Secured Party may continue to enforce its remedies under this Security Agreement and the Call Option MCA to collect the deficiency.

(e)   Secured Party's duty of care with respect to Collateral in its possession (as imposed by law) shall be deemed fulfilled if it exercises reasonable care in physically safekeeping such Collateral or, in the case of Collateral in the custody or possession of a bailee or other third Person, exercises reasonable care in the selection of the bailee or other third Person, and Secured Party need not otherwise preserve, protect, insure or care for any Collateral. Secured Party shall not be obligated to preserve any rights Pledgor may have against prior parties, to realize on the Collateral at all or in any particular manner or order, or to apply any cash proceeds of Collateral in any particular order of application.

(f)   If Secured Party shall determine to exercise its right to sell all or any portion of the Collateral pursuant to this Section 9, Pledgor agrees that, upon request of Secured Party, Pledgor will, at its own expense:

(i)   execute and deliver, to any Person or Governmental Authority, as Secured Party may choose, any and all documents and writings that, in Secured Party's reasonable judgment, may be required by any Governmental Authority located in any city, county, state or country where Pledgor, Company or Carvana Group engages in business in order to permit the transfer of, or to more effectively or efficiently transfer, the Collateral or otherwise enforce Secured Party's rights hereunder; and

(ii)   do or cause to be done all such other acts and things as may be necessary to make such sale of the Collateral or any part thereof valid and binding and in compliance with applicable Law.

(g)   Pledgor acknowledges that there is no adequate remedy at law for failure by it to comply with the provisions of this Section 9 and that such failure would not be adequately compensable in damages, and therefore agrees that its agreements contained in this Section 9 may be specifically enforced.

10. **Intentionally Omitted**.

11. **Control**.

(a) <u>Notification to Custodian</u>. This Security Agreement shall constitute notification to Custodian that the Collateral Account and all assets standing to the credit of the Collateral Account at any time and from time to time (including, without limitation, the proceeds thereof) have been pledged by Pledgor to Secured Party, and Secured Party shall have exclusive dominion over the Collateral Account and all such assets until all Secured Obligations (other than contingent indemnification obligations for which no claim has been asserted or accrued) have been paid in full.

(b) <u>Control of Collateral Account</u>. On and after the date of this Security Agreement, Custodian agrees that it will (i) not comply with any instructions or other directions concerning the Collateral Account or any Collateral therein originated by Pledgor or Pledgor's authorized representatives, unless such instructions or directions are confirmed by Secured Party by such means as may be agreed to by the parties hereto prior to the execution of such instruction or other direction by Custodian and (ii) comply with "entitlement orders" (within the meaning of Section 8-102(a)(8) of the UCC) and any other instructions originated by Secured Party relating to the Collateral Account and the Collateral credited thereto, without further consent of Pledgor, including, without limitation, any instructions to transfer, sell, exchange or redeem any or all of the Collateral in the Collateral Account, instructions to transfer any or all of the Collateral in the Collateral Account to any account or accounts designated by Secured Party, instructions to register title to any Collateral in any name specified by Secured Party, including the name of Secured Party or any of its nominees or agents, without reference to any interest of Pledgor, or otherwise deal with the Collateral as directed by Secured Party.

(c) Unless an Event of Default with respect to Pledgor has occurred and is continuing, or following the designation of an Early Termination Date as a result of an Event of Default in which Pledgor is the Defaulting Party or a Termination Event in which Pledgor is the sole Affected Party, Secured Party hereby covenants, for the benefit of Pledgor, that Secured Party will not originate entitlement orders concerning the Collateral Account or the Collateral credited thereto. The foregoing covenant is for the benefit of Pledgor only and will not be deemed to constitute a limitation on Secured Party's right, as between Custodian and Secured Party, to originate entitlement orders with respect to the Collateral Account and the Collateral credited thereto or on Custodian's obligation to comply with those entitlement orders.

(d) <u>Withdrawal of Collateral</u>.

(i) For the avoidance of doubt, Custodian shall not release any Collateral upon a request from Pledgor and shall act solely upon the instructions of Secured Party at all times, and Sections 11(d)(ii) and 11(d)(iii) shall not in any

14

way affect the obligation of Custodian to comply with instructions or entitlement orders originated by Secured Party.

(ii)   Pledgor may, following satisfaction of the Release Conditions, provide written notice to Secured Party that Pledgor is entitled to return of all of the Collateral held in the Collateral Account, subject to the immediately following sentence. If the Release Conditions have been met and Pledgor so directs, Secured Party agrees, *vis a vis* Pledgor, to deliver instructions to Custodian to transfer the Collateral as directed in writing by Pledgor, and Custodian shall comply with such instructions. Secured Party agrees, solely for the benefit of Pledgor, that it will deliver such instructions promptly following satisfaction of the Release Conditions and a direction from Pledgor therefor. For the avoidance of doubt, Custodian shall have no duty to determine whether the Release Conditions have been satisfied. This Security Agreement shall terminate upon Custodian's delivery of all of the Collateral held in the Collateral Account to Pledgor in accordance with the terms of this Section 11(d)(ii). "***Release Conditions***" shall mean that (i) all Secured Obligations (other than contingent indemnification obligations for which no claim has been asserted or accrued) owed to Secured Party with respect thereto and any Related Parties of the foregoing have been paid in full and (ii) all Transactions under the Call Option MCA are terminated in full or no Transactions under the Call Option MCA are then outstanding.

(e)   Delegates of Custodian. Custodian may hold Collateral, including securities and other investment property, through its nominee, a subcustodian, or in any other form and in any securities depository or clearing corporation by indicating that the securities are subject to a security interest; *provided, however*, that all Collateral shall be identified on Custodian's books and records as subject to Secured Party's security interest and shall be in a form that permits transfer to or at the direction of Secured Party without additional authorization or consent of Pledgor. Custodian may rely and shall be protected in acting upon any notice, instruction, or other communication from Secured Party which it reasonably believes to be genuine and authorized.

(f)   Taxes. Notwithstanding that the Custodian may be the registered holder of the Collateral, (i) the Custodian does not have any interest in or ownership rights over the Collateral deposited hereunder but is serving as securities intermediary and having only possession thereof as nominee of and bare trustee for the Pledgor and Secured Party, and (ii) Pledgor is, and shall remain, for all purposes under the LLC Agreement, the holder of the Class A Common Units and Member, as defined in the LLC Agreement. Pledgor acknowledges that Custodian intends to provide information regarding beneficial ownership to the Issuer in accordance with the nominee procedures under section of 1.6031(b)-1T of the Treasury Regulations. Subject to the preceding sentence, it is understood that the Custodian shall only be responsible for income reporting with respect to income earned on the Collateral and will not be responsible for any other reporting. The Custodian shall never take any action, give any notice, consent or authorization or vote or otherwise deal with, hypothecate, encumber, transfer or act with respect to the

15

Collateral, except as directed by Pledgor or Secured Party in accordance with this Security Agreement, and shall never hold itself out to third parties as the owner of the Collateral. Pledgor shall pay or reimburse Custodian upon request for any transfer taxes, withholding or other taxes relating to the Collateral incurred in connection herewith and shall indemnify and hold harmless Custodian from any amounts that it is obligated to pay in the way of such taxes. Any payments of income from the Collateral Account shall be subject to the applicable withholding regulations then in force. Pledgor will provide Custodian with executed copies of IRS Form W-9 or the appropriate IRS Form W-8 (or any successors to such forms). Pledgor agrees to treat itself as owning the Units for U.S. federal and state tax purposes and to report the transaction accordingly. Custodian agrees that it will not take a position that is inconsistent with the Pledgor treating itself as owning the Units for U.S. federal and state tax purposes. In furtherance of the foregoing, for all applicable tax reporting and accounting purposes, all dividends, interests, distributions, gains and other profits with respect to the Collateral Account and any Collateral credited thereto shall be reported in the name of Pledgor. This Section 11(f) shall survive notwithstanding any termination of this Security Agreement or the resignation or removal of Custodian.

(g)   Certain Matters Pertaining to the Collateral Account and Custodian. Custodian represents, warrants and covenants that:

(i)   the Collateral Account constitutes a "securities account" within the meaning of Article 8 of the UCC and Article 1(1)(b) of the Convention on the Law Applicable to Certain Rights in Respect of Securities Held with an Intermediary, dated July 5, 2006, as signed by the United States on such date, which came into legal force and effect on April 1, 2017 (the "*Convention*");

(ii)   the Collateral Account has been established and is maintained with Custodian on its books and records and is maintained and will continue to be maintained as a segregated account;

(iii)   Custodian is a "securities intermediary" within the meaning of Section 8-102 of the UCC and an "intermediary" within the meaning of Article 1(1)(b) of the Convention;

(iv)   all property delivered to Custodian for deposit into the Collateral Account will be promptly credited to such account;

(v)   each item of property, including cash, credited to the Collateral Account shall be treated by Custodian as a "financial asset" under Article 8 of the UCC and Article 1(1)(b) of the Convention;

(vi)   for purposes of Article 8 of the UCC, the State of New York is Custodian's jurisdiction; and

(vii)   this Security Agreement constitutes the sole agreement between Custodian and Pledgor governing the Collateral Account and, as of the date hereof, Custodian has an office in the United States which satisfies the requirements of clause (1) and (2) of Article 4 of the Convention.

(h)   Resignation or Removal of Custodian. Custodian may resign and be discharged from its duties hereunder at any time by giving thirty (30) calendar days' prior written notice of such resignation to Pledgor and Secured Party (or such shorter time period of prior written notice of such resignation as is agreed to by Pledgor and Secured Party). Pledgor and Secured Party may jointly remove Custodian at any time by giving thirty (30) calendar days' prior written notice to Custodian. Upon such notice, a successor Custodian shall be appointed by Pledgor and Secured Party, which shall provide written notice of such to the resigning or removed Custodian. Such successor Custodian shall become Custodian under this Security Agreement upon the resignation or removal date specified in such notice. If Pledgor and Secured Party are unable to agree upon a successor Custodian within thirty (30) days after notice of such resignation, Custodian may apply to a court of competent jurisdiction for the appointment of a successor Custodian or for other appropriate relief. The costs and expenses (including its attorneys' fees and expenses) incurred by Custodian in connection with such proceeding shall be paid by Pledgor. Upon receipt of the identity of the successor Custodian and such successor Custodian agreeing to act as Custodian with respect to the Collateral Account and the effectiveness of a control agreement with respect to the Collateral Account in form and substance reasonably satisfactory to Secured Party, Custodian shall deliver the Collateral then held hereunder to the successor Custodian; *provided* that Custodian may condition such delivery on the payment of any accrued fees, costs and expenses or other obligations owed to Custodian under this Security Agreement. Upon its resignation and delivery of the Collateral as set forth in this Section 11(h), Custodian shall be discharged of and from any and all further obligations arising in connection with the Collateral or this Security Agreement.

(i)   Indemnification of Custodian. Pledgor hereby agrees to indemnify, defend and hold harmless Custodian, its directors, officers, agents and employees against any and all claims, causes of action, liabilities, lawsuits, demands and damages, including, without limitation, any and all court costs and reasonable attorneys' fees, in any way related to or arising out of or in connection with this Security Agreement or any action taken or not taken pursuant hereto, except to the extent resulting from Secured Party's or Custodian's gross negligence, fraud, bad faith, willful misconduct or breach of this Security Agreement. This indemnity shall be a continuing obligation of Pledgor and its successors and assigns, notwithstanding the earlier of resignation of the Custodian or termination of this Security Agreement.

12.   **General**.

(a)   Successors and Assigns. The provisions of this Security Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, subject, in the case of the Custodian, to Section 11(h), except that (i) Pledgor may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of Secured Party (and any attempted assignment or transfer by Pledgor without such consent shall be null and void) and (ii) Secured Party may not assign or otherwise transfer its rights or obligations hereunder except in accordance with a transfer of one or more Transactions permitted pursuant to Section 7 of the ISDA Master Agreement. Except as described in Section 7(d), Nothing in this Security Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto and their respective successors and assigns permitted under the ISDA Master Agreement) any legal or equitable right, remedy or claim under or by reason of this Security Agreement.

(b)   No Waiver. No failure or delay by Secured Party in exercising any right or power hereunder or under the Call Option MCA shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of Secured Party hereunder and under the Call Option MCA are cumulative and are not exclusive of any rights or remedies that it would otherwise have. No waiver of any provision of this Security Agreement or the Call Option MCA or consent to any departure by Pledgor therefrom shall in any event be effective unless the same shall be in writing executed by the party granting such waiver or consent, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on Pledgor in any case shall entitle Pledgor to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of Secured Party to any other or further action in any circumstances without notice or demand.

(c)   Continuing Agreement; Release of Collateral. This Security Agreement shall constitute a continuing agreement and shall continue in effect until the Secured Obligations (other than contingent indemnification obligations for which no claim has been asserted or accrued) have been paid in full and all Transactions under the Call Option MCA have terminated, at which time the Collateral shall automatically be released from the Liens created hereby, and this Security Agreement and all obligations (other than those expressly stated to survive such termination) of Secured Party, Pledgor and Custodian hereunder shall terminate, all without delivery of any instrument or performance of any act by any party, except as contemplated in Section 11(d)(ii), and all rights to the Collateral shall revert to Pledgor; *provided* that (i) this Security Agreement shall be reinstated upon the entry of a new Transaction under the Call Option MCA; and (ii) Custodian's obligations under this Security Agreement may be terminated in accordance with Section 11(h). At the request and sole expense of Pledgor following any such termination, Secured Party shall deliver to Pledgor any Collateral held by Secured Party hereunder, and execute and deliver to Pledgor such documents as Pledgor shall reasonably request to evidence such termination. No Collateral shall be released prior to the payment in full of the Secured Obligations (other than contingent indemnification obligations for which no claim has been asserted or accrued). Notwithstanding the foregoing, if at any time, any payment in respect of the Secured Obligations is rescinded or must be otherwise restored by any holder of any of the Secured Obligations, whether as a result of any proceedings in insolvency, bankruptcy or reorganization or otherwise, the rights and obligations of the parties hereunder, and the Liens of Secured Party on the Collateral shall be automatically reinstated and Pledgor shall promptly deliver any documentation reasonably requested by Secured Party to evidence such reinstatement.

(d)   Definitions. Unless the context indicates otherwise, definitions in the UCC apply to words and phrases in this Security Agreement; if UCC definitions conflict, Article 8 and/or 9 definitions apply.

(e)   Notice. Each notice to, or other communication with, (i) Secured Party or Pledgor hereunder shall be given to such party as provided under Section 12 of the Call Option MCA or (ii) Custodian shall be given to Custodian in a manner permitted for notices generally by Section 12 of the ISDA Master Agreement to the following:

> Citigroup, N.A.
> 390 Greenwich Street, 3rd Floor,
> New York, NY 10013
> Attention: Sean Montgomery – Equity Derivatives Operations
> Telephone: [_____]
> Email: [_____]

(f)   Modifications. No provision hereof shall be modified or limited except pursuant to Section 9(b) of the ISDA Master Agreement and, to the extent any such provision affects the rights or obligations of Custodian, with the written consent of Custodian. The provisions of this Security Agreement shall not be modified or limited by course of conduct or usage of trade.

(g)   Financing Statement. Pledgor hereby irrevocably authorizes Secured Party (or its designee) at any time and from time to time to file in any jurisdiction any financing or continuation statement and amendment thereto or any registration of charge, mortgage or otherwise, containing any information required under the UCC or the Law of any other applicable jurisdiction (in each case without the signature of Pledgor to the extent permitted by applicable Law), necessary or appropriate in the judgment of Secured Party to perfect or evidence its security interest in and lien on the Collateral. Pledgor agrees to provide to Secured Party (or its designees) any and all information required under the UCC or the Law of any other applicable jurisdiction for the effective filing of a financing statement and/or any amendment thereto or any registration of charge, mortgage or otherwise.

(h)   Counterparts; Integration; Effectiveness. This Security Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Security Agreement, the Issuer Acknowledgement and the Call Option MCA constitute the entire contract among the parties relating to the subject matter hereof and thereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof and thereof. This Security Agreement shall become effective when it shall have been executed by Secured Party and

19

when Secured Party shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Delivery of an executed counterpart of a signature page of this Security Agreement by facsimile or electronic transmission shall be effective as delivery of an original executed counterpart of such signature page.

(i)   Severability. Any provision of this Security Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions thereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

(j)   **WAIVER OF MARSHALING**. **EACH OF PLEDGOR AND SECURED PARTY ACKNOWLEDGES AND AGREES THAT IN EXERCISING ANY RIGHTS UNDER OR WITH RESPECT TO THE COLLATERAL HEREUNDER OR UNDER ANY OTHER SECURITY AGREEMENT: (A) SECURED PARTY IS UNDER NO OBLIGATION TO MARSHAL ANY SUCH COLLATERAL; AND (B) SECURED PARTY MAY, IN ITS ABSOLUTE DISCRETION, REALIZE UPON SUCH COLLATERAL IN ANY ORDER AND IN ANY MANNER IT SO ELECTS. PLEDGOR WAIVES ANY RIGHT TO REQUIRE THE MARSHALING OF ANY SUCH COLLATERAL.**

(k)   Governing Law; Submission to Jurisdiction.   .

(i)   Governing Law. This Security Agreement shall be governed by, and construed in accordance with, laws of the State of New York.

(ii)   Submission to Jurisdiction. Each party hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any U.S. Federal or New York State court sitting in New York, New York in any action or proceeding arising out of or relating to this Security Agreement, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State or, to the extent permitted by law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Security Agreement or shall affect any right that Secured Party may otherwise have to bring any action or proceeding relating to this Security Agreement against Pledgor or its properties in the courts of any jurisdiction.

(iii)   Waiver of Venue. Each party hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Security Agreement or in any court referred to in Subsection (ii) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(iv)   <u>Service of Process</u>. Each party hereto irrevocably consents to service of process in the manner provided for notices in Section 12(e). Nothing in this Security Agreement will affect the right of any party hereto to serve process in any other manner permitted by applicable Law.

(v)   <u>WAIVER OF JURY TRIAL</u>. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SECURITY AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS SECURITY AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

(vi)   As permitted by Article 4 of the Convention, the parties hereto agree that the law of the State of New York shall govern each of the issues specified in Article 2(1) of the Convention.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Security Agreement to be duly executed by their duly authorized representatives as of the date first above written.

PLEDGOR:

ECG II SPE, LLC

By: /s/ Ernest C. Garcia II
       Name: Ernest C. Garcia II
       Title: President

SECURED PARTY:

CITIBANK, N.A.

By: /s/ James Heathcote
       Name: James Heathcote
       Title: Authorized Signatory

<u>CUSTODIAN</u>:

CITIGROUP GLOBAL MARKETS INC.

By: /s/ James Heathcote
       Name: James Heathcote
       Title: Authorized Signatory

UCC Filing Location

1. Arizona

Exhibit A

Form of UCC Financing Statement

[Attached]

Exhibit A
to
UCC Financing Statement

Debtor: ECG II SPE, LLC 1720 W. Rio Salado Parkway, Suite A Tempe, AZ 85281	**Secured Party**: Citibank, N.A. 390 Greenwich Street, 3rd Floor New York, New York 10013 Attn: James Heathcote, Dustin Sheppard

This financing statement covers all of Debtor's right, title and interest in and to, or otherwise with respect to, the following property and assets whether now owned or existing or hereafter acquired or arising and regardless of where located (collectively, the "***Collateral***"):

(a) (a)(i) 4,000,000 Class B Shares and 5,000,000 Class A Common Units (or, in each case, security entitlements in respect thereof) credited to the Collateral Account (together, the "***Collateral Securities***"); (ii) all dividends, shares, units, securities, cash, instruments, moneys or property (a) representing a dividend, distribution or return of capital in respect of either component of the Collateral Securities (including, without limitation, any Extraordinary Dividend distributed thereon) or other property described in this definition, (b) resulting from a split-up (including, without limitation, a Split-off), revision, reclassification, recapitalization or other similar change with respect to either component of the Collateral Securities or other property described in this definition, (c) otherwise received in exchange for or converted from either or both components of the Collateral Securities (including any Class A Shares issued in respect of any Unit Exchange of Class B Shares and Class A Common Units (such Class A Shares, "***Exchanged Collateral Shares***") that constitute Collateral Securities) or other property described in this definition and any subscription warrants, rights or options issued to the holders of, or otherwise in respect of, either component of the Collateral Securities or other property described in this definition or (d) in connection with a Spin-off; (iii) in the event of any Change of Control of Carvana Co., a Delaware corporation ("***Company***") or Carvana Group in which Company or Carvana Group, as the case may be, is not the surviving entity, all units or shares of each class of the ownership interest or capital stock (as applicable) in or of the successor entity formed by or resulting from such Change of Control and any other consideration that is exchanged for the Collateral Securities or either component thereof or into which the Collateral Securities or either component thereof are converted; and (iv) all general intangibles, rights and privileges related or appurtenant to either component of the Collateral Securities, including any exchange or conversion rights, and any substitutions for any of the foregoing, in each case whether now existing or hereafter arising;

(b) the Collateral Account (as defined below) and any Cash, Cash Equivalents, securities (including the Collateral Securities), general intangibles, investment property, financial assets, and other property that may from time to time be deposited, credited, held or carried in the Collateral Account or that is delivered to or in possession or control of Secured Party or any of Secured Party's agents pursuant to the Security and Control Agreement or the Call Option MCA; all security entitlements as defined in §8-102(a)(17) of the UCC with respect to any of the foregoing and all income and profits on any of the

foregoing, all dividends, interest and other payments and distributions with respect to any of the foregoing, all other rights and privileges appurtenant to any of the foregoing, including any redemption rights, and any substitutions for any of the foregoing, and any proceeds of any of the foregoing, in each case whether now existing or hereafter arising; and

(c) all Proceeds (as defined below) of the Collateral described in the foregoing clauses (a) and (b).

Defined Terms: Capitalized terms used herein shall have the meanings set forth below. Capitalized terms used but not defined herein shall have the meanings set forth in the Security and Control Agreement. Such definitions shall be equally applicable to the singular and plural forms of the terms defined. Any reference to any agreement or document in this Exhibit A includes such agreement or document as it may be amended, supplemented, restated or otherwise modified or replaced from time to time.

"***Calculation Agent***" means Citibank, N.A.

"***Call Option MCA***" means the Master Terms and Conditions for Call Option Transactions, including the ISDA Master Agreement (the "***ISDA Master Agreement***") and each Supplemental Confirmation that supplements, forms part of, and is subject thereto, dated the date of the Security and Control Agreement, between Debtor, and Secured Party.

"***Carvana Group***" means Carvana Group, LLC, a Delaware limited liability company.

"***Carvana Sub***" means Carvana Co. Sub LLC, a Delaware limited liability company.

"***Cash***" means all cash in United States Dollars.

"***Cash Equivalents***" means any readily marketable direct obligations of the government of the United States or any agency or instrumentality thereof or obligations unconditionally guaranteed by the full faith and credit of the government of the United States having a maturity of not greater than 12 months from the date of issuance thereof.

"***Change of Control***" means, with respect to the Company, Carvana Group or Carvana Sub, any event or transaction, or series of related events or transactions, the result of which is that the Garcia Parties cease to be the "beneficial owners" of voting equity representing more than 50% of the voting power of the Company's, Carvana Group's or Carvana Sub's, as applicable, voting equity (all within the meaning of Section 13(d) of the Exchange Act and the rules promulgated thereunder) or (iii) in the case of Carvana Group, a sale, lease, or transfer, in one or a series of related transactions, of all or substantially all of Carvana Group's consolidated assets to another Person that is not a directly or indirectly wholly owned subsidiary of Carvana Sub.

"***Class A Common Units***" has the meaning set forth in the LLC Agreement.

"***Class A Shares***" means shares of the Class A common stock, par value $0.001 per share, of the Company.

"***Class B Shares***" means shares of the Class B common stock, par value $0.001 per share, of the Company.

"**_Collateral Account_**" means that certain securities account No. [_____] of Debtor established and maintained by Custodian, including any subaccount, substitute, successor or replacement securities or deposit account, or any custodial or other such account in or to which any Collateral is now or hereafter held or credited.

"**_Common Units_**" has the meaning set forth in the LLC Agreement.

"**_Company_**" means Carvana Co., a Delaware corporation.

"**_Custodian_**" means Citibank Global Markets, Inc.

"**_Exchange Agreement_**" means that certain Exchange Agreement, dated as of April 27, 2017, by and among the Company, Carvana Group, Carvana Sub and the holders from time to time of Common Units.

"**_Extraordinary Dividend_**" means a dividend or portion thereof with respect to the Class A Shares, as determined by the Calculation Agent.

"**_Garcia Parties_**" means each of Ernest C. Garcia, II, Elizabeth Joanne Garcia and each of the entities controlled by one or both of them, including trusts over which one or both of them exercise investment control.

"**_LLC Agreement_**" means the Fifth Amended and Restated Limited Liability Company Agreement of Carvana Group, dated as of October 2, 2020, as amended from time to time.

"**_Proceeds_**" means all proceeds of, and all other profits, products, rents or receipts, in whatever form, arising from the collection, sale, lease, exchange, assignment, or other disposition of, or other realization upon, any Collateral.

"**_Security and Control Agreement_**" means that certain Security and Control Agreement dated as of May 9, 2025, among Debtor, Secured Party and Custodian.

"**_Spin-off_**" means any distribution, issuance or dividend to holders of the Class A Shares of any capital stock or other securities of another issuer owned (directly or indirectly) by the Company or any subsidiary thereof.

"**_Split-off_**" means any exchange offer by the Company or any subsidiary thereof for Class A Shares in which the consideration to be delivered to exchanging holders of Class A Shares is capital stock or other securities of another issuer owned (directly or indirectly) by the Company.

"**_UCC_**" means the Uniform Commercial Code as in effect from time to time in the State of New York or any other state the laws of which are required to be applied in connection with the issue of perfection of security interests.

"**_Unit Exchange_**" means an "Exchange," as defined in the Exchange Agreement.